UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2010
DEUTSCHE BANK CORPORATION
(Translation of Registrant’s Name Into English)
Deutsche Bank Aktiengesellschaft
Theodor-Heuss-Allee 70
60486 Frankfurt am Main
Germany
(Address of Principal Executive Offices)
          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
          Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑

Moody’s Investors Service Announces Downgrade of Deutsche Bank to Aa3
     On March 4, 2010, Moody’s Investors Service announced that it has downgraded Deutsche Bank AG’s long-term deposit and senior debt ratings to Aa3 from Aa1. At the same time, Moody’s also downgraded the long-term debt ratings of Deutsche Bank’s rated branches and most of its subsidiaries. Additionally, Moody’s downgraded its ratings on Deutsche Bank’s senior subordinated debt to A1 from Aa2, and as a result of Moody’s revised Guidelines for Rating Bank Hybrids and Subordinated Debt, Moody’s also downgraded Deutsche Bank’s trust preferred debt to Baa1 from Aa3 (for cumulative instruments) and to Baa2 from Aa3 (for non-cumulative instruments). Moody’s affirmed the Prime-1 short-term ratings for Deutsche Bank and its rated subsidiaries and branches and indicated that its rating outlook for all ratings is now stable. Moody’s indicated that its rating action concludes the review for downgrade that Moody’s had initiated on November 19, 2009.
     This Report on Form 6-K is hereby incorporated by reference into Registration Statement No. 333-162195 of Deutsche Bank AG.
Forward-looking statements contain risks
     This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.
     By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 24, 2009 on pages 7 through 18 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Deutsche Bank Aktiengesellschaft
Date: March 4, 2010
By:	/s/ Friedrich-Karl Stroedter
	Name:	Friedrich-Karl Stroedter
	Title:	Director

By:	/s/ Mathias Otto
	Name:	Mathias Otto
	Title:	Managing Director and Senior Counsel

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